                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3
                              (Amendment No. 1)

                              Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934

                         FIRST COMMONWEALTH CORPORATION
                              (Name of the Issuer)

                         FIRST COMMONWEALTH CORPORATION
                            UNITED TRUST GROUP, INC.
                     (Name of the Persons Filing Statement)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    319828208
                                 (CUSIP Number)

                              Randall L. Attkisson
                      President and Chief Operating Officer
                         First Commonwealth Corporation
                             5250 South Sixth Street
                                  P.O. Box 5147
                           Springfield, Illinois 62705
                                 (217) 241-6300
       (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:

                              Kevin J. Hable, Esq.
                           Wyatt, Tarrant & Combs, LLP
                                 2800 PNC Plaza
                      500 West Jefferson Street
                         Louisville, Kentucky 40202-2898
                                 (502) 589-5235

This statement is filed in connection with (check the appropriate box):

a.   [X] The  filing  of  solicitation  materials  or an  information  statement subject to Regulation 14A (ss.ss.240.14a-1  through 240.14b-2),  Regulation
     14C    (ss.ss.240.14c-1    through    240.14c-101)    or   Rule    13e-3(c)
     (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.   [_] The filing of a  registration  statement  under the  Securities  Act of
     1933.

c.   [_] A tender offer.

d.   [_] None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

             Transaction valuation*                     Amount of filing fee**

                   $2,480,000                                   $496

*The  "transaction  valuation"  amount referred to above is the product of 9,920 outstanding shares of common stock and $250, the cash price per share to be paid in the merger.

**In  accordance  with Rule 0-11 under the  Securities  Exchange Act of 1934, as amended,  the filing fee is determined by multiplying the transaction  valuation by 1/50th of 1%. [X] Check the box if any part of the fee is offset as  provided by ss.240.0-11(a)(2)  and identify the filing with which the  offsetting fee was previously paid. Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $496
Form or Registration No.: 14A
Filing Party: First Commonwealth  Corporation
Date Filed: October 3, 2001

                                  INTRODUCTION

     This amended Rule 13e-3  Transaction  Statement on Schedule 13E-3  ("Statement") is
being  filed  jointly by United  Trust  Group,  Inc.,  an  Illinois  corporation
("United  Trust  Group"),  and  First  Commonwealth   Corporation,   a  Virginia
corporation  ("FCC"),  in connection with the merger of FCC with and into United
Trust Group,  with United Trust Group as the  surviving  entity,  pursuant to an
Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and between
United  Trust Group and FCC (the "Merger  Agreement").  FCC's board of directors unanimously  approved the Merger  Agreement and recommended that it be submitted to FCC's  shareholders for adoption.  FCC's  shareholders  will be asked to vote upon and approve the Merger  Agreement at a special meeting of the  shareholders of FCC to be held.

     This Statement is intended to satisfy the reporting requirements of Section
13(e) of the Securities Exchange Act of 1934, as amended.  Concurrently with the filing of this Statement,  FCC is filing an amended preliminary proxy statement  relating to the solicitation of proxies for the special meeting (the "Proxy  Statement").
The Proxy Statement is incorporated herein by reference. Except as otherwise set forth below,  the  information set forth in the Proxy  Statement,  including all appendices  thereto,  is hereby  expressly  incorporated  herein by reference in response to the items of this Statement,  and the Responses to each item in this
Statement are qualified in their  entirety by the  information  contained in the
Proxy  Statement  and the  appendices  thereto.  Capitalized  terms used but not defined  herein  shall  have the  meanings  ascribed  to such terms in the Proxy
Statement.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Proxy Statement under the caption "SUMMARY
TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a)  The information set forth on the cover page of the Proxy Statement and in the Proxy  Statement  under the caption  "SUMMARY  TERM SHEET - The
          Companies" is incorporated herein by reference.

     (b)  The  information  set forth in the Proxy  Statement  under the caption
          "THE SPECIAL MEETING - Record Date" and on the cover page of the Proxy
          Statement is incorporated herein by reference.

     (c)-(d)The  information  set forth in the Proxy Statement under the caption
          "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated  herein by reference.

     (e)  The  information  set forth in the Proxy  Statement  under the caption
          "SPECIAL  FACTORS  -  Public  Offerings"  is  incorporated  herein  by reference.

     (f)  The  information  set forth in the Proxy  Statement  under the caption
          "COMMON  STOCK  PURCHASE   INFORMATION"  is  incorporated   herein  by
          reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     (a)-(c)The  information set forth in the Proxy Statement under the captions
          "SUMMARY TERM SHEET - The Companies",  "CURRENT  MANAGEMENT OF FCC AND
          UNITED TRUST GROUP",  "SPECIAL  FACTORS - Interests of Certain Persons
          in the Merger; - Consequences of the Merger;  - Principal  Purposes of
          the Merger/Plans for Surviving  Company after the Merger",  "PRINCIPAL
          HOLDERS  OF  SECURITIES",   "SECURITY  OWNERSHIP  OF  MANAGEMENT"  and
          "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)  The  information  set  forth in the  Proxy  Statement  and  under  the captions  "SUMMARY TERM SHEET",  "THE SPECIAL MEETING - Record Date; -
          Vote  Required",  "SPECIAL  FACTORS"  and "THE  MERGER  AGREEMENT"  is
          incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

     (c)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY TERM SHEET",  "SPECIAL FACTORS - Interests of Certain Persons
          in the  Merger",  "THE MERGER  AGREEMENT - Merger  Consideration"  and
          "SECURITY OWNERSHIP OF MANAGEMENT" is incorporated herein by reference and Appendix A to the Proxy Statement is also  incorporated  herein by reference.

     (d)  The  information  set forth in the Proxy  Statement  under the caption
          "ADDITIONAL   INFORMATION  -  No  Dissenters'   Appraisal  Rights"  is
          incorporated herein by reference.

     (e)  The  information  set forth in the Proxy  Statement  under the caption
          "WHERE  YOU CAN FIND  MORE  INFORMATION"  is  incorporated  herein  by reference.

     (f)  Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

     (a)  The  information  set forth in the Proxy  Statement  under the caption
          "RELATED PARTY TRANSACTIONS" is incorporated herein by reference.

     (b)-(c)The  information set forth in the Proxy Statement under the captions
          "SPECIAL  FACTORS -  Background  of the  Merger"  and  "RELATED  PARTY
          TRANSACTIONS" is incorporated herein by reference.

     (e)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY  TERM SHEET - Interests  of Certain  Persons in the  Merger",
          "THE MERGER AGREEMENT",  "PRINCIPAL HOLDERS OF SECURITIES",  "SECURITY
          OWNERSHIP  OF  MANAGEMENT"   and  "RELATED  PARTY   TRANSACTIONS"   is
          incorporated herein by reference and Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY  TERM SHEET - Principal  Purposes of the Merger" and "SPECIAL
          FACTORS -  Consequences  of the Merger;  -  Principal  Purposes of the
          Merger/Plans  for Surviving  Company After the Merger" is incorporated herein by reference.

     (c)(1)-(8)  The  information  set forth in the  Proxy  Statement  under the captions  "SUMMARY TERM SHEET - Principal  Purposes of the Merger" and
          "SPECIAL  FACTORS -  Interests  of Certain  Persons in the  Merger;  -
          Consequences of the Merger;  - Principal  Purposes of the Merger/Plans
          for  Surviving  Company  After the Merger" is  incorporated  herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d)The  information set forth in the Proxy Statement under the captions
          "SUMMARY TERM SHEET - Questions and Answers;  - Principal  Purposes of
          the Merger;  - Interests of Certain  Persons in the Merger",  "SPECIAL
          FACTORS - Background of the Merger; -  Recommendation  of FCC Board of
          Directors and FCC's Reasons for the Merger;  - Benefits and Detriments
          of the Merger to FCC and FCC's  Public  Shareholders;  - Interests  of
          Certain  Persons  in the  Merger;  -  Consequences  of the  Merger;  -
          Principal Purposes of the Merger/Plans for Surviving Company After the
          Merger,"  "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" and
          "THE MERGER AGREEMENT" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(e)The  information set forth in the Proxy Statement under the captions
          "SUMMARY  TERM SHEET - Opinion of  Financial  Advisor";  "THE  SPECIAL
          MEETING",   "SPECIAL   FACTORS  -   Background   of  the   Merger;   -
          Recommendation  of FCC Board of  Directors  and FCC's  Reasons for the
          Merger;  - Opinion  of Morgan  Keegan,  Financial  Advisor  to FCC;  -
          Position of United  Trust Group as to  Fairness of the  Merger",  "THE
          MERGER   AGREEMENT",   "COMMON   STOCK   MARKET   PRICE  AND  DIVIDEND
          INFORMATION"  and "SECURITY  OWNERSHIP OF MANAGEMENT" is  incorporated herein by  reference  and  Appendix B to the Proxy  Statement  is also incorporated herein by reference.

(f)     Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c)The  information set forth in the Proxy Statement under the captions
          "SUMMARY  TERM  SHEET - Opinion of  Financial  Advisor"  and  "SPECIAL
          FACTORS - Background of the Merger; -  Recommendation  of FCC Board of
          Directors  and FCC's  Reasons  for the  Merger;  -  Opinion  of Morgan
          Keegan,  Financial Advisor to FCC; - Position of United Trust Group as
          to Fairness of the Merger" is  incorporated  herein by  reference  and
          Appendix  B to the  Proxy  Statement  is also  incorporated  herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b)The  information set forth in the Proxy Statement under the captions
          "SPECIAL  FACTORS  -  Financing;  Source  of  Funds"  and "THE  MERGER
          AGREEMENT" is incorporated herein by reference.

     (c)  The  information  set forth in the Proxy  Statement under the captions
          "THE SPECIAL MEETING - Solicitation of Proxies" and "SPECIAL FACTORS -
          Fees and Expenses" is incorporated herein by reference.

     (d)  The  information  set forth in the Proxy  Statement  under the caption
          "SPECIAL FACTORS - Financing;  Source of Funds" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY  TERM SHEET - Interests  of Certain  Persons in the  Merger",
          "SPECIAL  FACTORS -  Interests  of  Certain  Persons  in the  Merger",
          "PRINCIPAL HOLDERS OF SECURITIES,"  "SECURITY OWNERSHIP OF MANAGEMENT"
          and "COMMON STOCK  PURCHASE  INFORMATION"  is  incorporated  herein by reference.

     (b)  Not applicable.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY TERM SHEET - The Special Meeting",  "THE SPECIAL MEETING" and
          "THE MERGER AGREEMENT" is incorporated herein by reference.

     (e)  The  information  set forth in the Proxy  Statement under the captions
          "SUMMARY  TERM SHEET -  Recommendation  of FCC Board of Directors  and
          FCC's  Reasons for the  Merger",  "THE  SPECIAL  MEETING" and "SPECIAL
          FACTORS - Background of the Merger; -  Recommendation  of FCC Board of
          Directors and FCC's Reasons for the Merger; - Position of United Trust
          Group  as to  Fairness  of  the  Merger"  is  incorporated  herein  by reference.

ITEM 13.  FINANCIAL STATEMENTS.

     (a)  The  information  set forth in the Proxy  Statement under the captions
          "SELECTED  HISTORICAL  CONSOLIDATED  FINANCIAL  DATA"  and  "DOCUMENTS
          INCORPORATED BY REFERENCE" is incorporated herein by reference.

     (b)  The  information  set forth in the Proxy  Statement  under the caption
          "PRO FORMA FINANCIAL INFORMATION" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)-(b)The  information  set forth in the Proxy Statement under the caption
          "THE SPECIAL MEETING - Solicitation of Proxies" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

     (b)  Not applicable.

ITEM 16.  EXHIBITS

     (a)  Amendment  No.  1  to  Preliminary  Proxy  Statement,   including  all
          appendices thereto  (incorporated herein by reference to Amendment No.
          1 to  the  Preliminary  Proxy  Statement  on  Schedule  14A  of  First
          Commonwealth  Corporation,  filed on December 27,  2001 (Commission No.
          0-05392)).

     (b)(1)  Loan Commitment Letter,  dated September 14, 2001, from First National
     Bank of the Cumberlands to United Trust Group, Inc.*

     (b)(2) Universal  Note and  Security  Agreement,  dated  November 15, 2001, between  United  Trust  Group,  Inc.  and First  National  Bank of the
          Cumberlands.

     (b)(3) Line of Credit  Agreement,  dated November 15, 2001,  between United
          Trust Group, Inc. and First National Bank of the Cumberlands.

     (c)(1) Fairness Opinion of Morgan Keegan & Company,  Inc. dated June 5,
          2001   (incorporated   herein  by  reference  to  Appendix  B  to  the
          Preliminary  Proxy  Statement  on Schedule  14A of First  Commonwealth
          Corporation, filed on October 3, 2001 (Commission No. 0-05392)).

     (c)(2) Presentation to the Board of Directors of FCC prepared and presented by Morgan Keegan &  Company,  Inc. in connection with its fairness opinion dated June 5, 2001.*

     (c)(3) Form of Letter  from  Morgan  Keegan &  Company,  Inc.  Reconfirming
          Fairness  Opinion  (incorporated  herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a) to this Statement).

     (d)(1) Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and  between  United  Trust  Group  and FCC  (incorporated  herein  by reference to Appendix A to the Preliminary Proxy Statement on Schedule
          14A of First  Commonwealth  Corporation,  filed  on  October  3,  2001
          (Commission No. 0-05392)).

     (d)(2) Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville,
          Trustee,  Matthew  C.  Hartman  Trust - James  E.  Melville,  Trustee,
          Zachary T. Hartman Trust - James E.  Melville,  Trustee,  Elizabeth A.
          Hartman Trust - James E.  Melville,  Trustee,  and Margaret M. Hartman
          Trust - James E.  Melville,  Trustee  (incorporated  by  reference  to
          Exhibit  K to  Amendment  No.  10 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  February  13,  2001,  relating to the common stock of
          United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No.
          0-16867)).

     (d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between
          FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No.
          11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified  therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(4) Consent to Assignment and Novation, dated April 5, 2001, among James
          E. Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee,
          Matthew C.  Hartman  Trust - James E.  Melville,  Trustee,  Zachary T.
          Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust
          - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E.
          Melville, Trustee (incorporated by reference to Exhibit N to Amendment
          No. 11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

(f)     Not applicable.

(g)     None.

*Previously Filed

SIGNATURE

     After due inquiry and to the best of our knowledge  and belief,  we certify that the information set forth in this statement is true, complete and correct.

                         FIRST COMMONWEALTH CORPORATION

                                            By:  /s/ Theodore C. Miller
                                                   Secretary

                                            UNITED TRUST GROUP, INC.

                                            By:  /s/ Theodore C. Miller
                                                   Secretary

Dated:  December 27, 2001

                                  EXHIBIT INDEX

     (a)  Amendment  No.  1  to  Preliminary  Proxy  Statement,   including  all
          appendices thereto  (incorporated herein by reference to the Amendment
          No.  1 to  Preliminary  Proxy  Statement  on  Schedule  14A  of  First
          Commonwealth  Corporation,  filed on December 27,  2001 (Commission No.
          0-05392)).

     (b)(1)  Loan Commitment Letter,  dated September 14, 2001, from First National
          Bank of the Cumberlands to United Trust Group, Inc.*

     (b)(2) Universal  Note and  Security  Agreement,  dated  November 15, 2001, between  United  Trust  Group,  Inc.  and First  National  Bank of the
          Cumberlands.

     (b)(3) Line of Credit  Agreement,  dated November 15, 2001,  between United
          Trust Group, Inc. and First National Bank of the Cumberlands.

     (c)(1) Fairness Opinion of Morgan Keegan & Company,  Inc. dated June 5,
          2001   (incorporated   herein  by  reference  to  Appendix  B  to  the
          Preliminary  Proxy  Statement  on Schedule  14A of First  Commonwealth
          Corporation, filed on October 3, 2001 (Commission No. 0-05392)).

     (c)(2) Presentation to the Board of Directors of FCC prepared and presented by Morgan Keegan &  Company,  Inc. in connection with its fairness opinion dated June 5, 2001.*

     (c)(3) Form of Letter  from  Morgan  Keegan &  Company,  Inc.  Reconfirming
          Fairness Opinion  (incorporated  herein by reference to Appendix C to the Proxy Statement referenced as Exhibit (a) to this Statement).

     (d)(1) Agreement and Plan of  Reorganization,  dated as of June 5, 2001, by and  between  United  Trust  Group  and FCC  (incorporated  herein  by reference to Appendix A to the Preliminary Proxy Statement on Schedule
          14A of First  Commonwealth  Corporation,  filed  on  October  3,  2001
          (Commission No. 0-05392)).

     (d)(2) Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville,
          Trustee,  Matthew  C.  Hartman  Trust - James  E.  Melville,  Trustee,
          Zachary T. Hartman Trust - James E.  Melville,  Trustee,  Elizabeth A.
          Hartman Trust - James E.  Melville,  Trustee,  and Margaret M. Hartman
          Trust - James E.  Melville,  Trustee  (incorporated  by  reference  to
          Exhibit  K to  Amendment  No.  10 to the  Schedule  13D filed by First
          Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified therein,  dated  February  13,  2001,  relating to the common stock of
          United Trust Group, Inc. (formerly United Trust, Inc.) (Commission No.
          0-16867)).

     (d)(3) Assignment and Assumption  Agreement,  dated April 11, 2001, between
          FSBI and UTI  (incorporated by reference to Exhibit M to Amendment No.
          11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other  Reporting  Persons  identified  therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (d)(4) Consent to Assignment and Novation, dated April 5, 2001, among James
          E. Melville, Barbara Hartman, BJM Trust - James E. Melville,  Trustee,
          Matthew C.  Hartman  Trust - James E.  Melville,  Trustee,  Zachary T.
          Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust
          - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E.
          Melville, Trustee (incorporated by reference to Exhibit N to Amendment
          No. 11 to the Schedule 13D filed by First Southern  Bancorp,  Inc. and the other Reporting Persons identified therein,  dated April 11, 2001, relating to the Common  Stock of United Trust  Group,  Inc.  (formerly
          United Trust, Inc.) (Commission No. 0-16867)).

     (f)  Not applicable.

     (g)  None.

*Previously filed